July 30, 2024

Matthew Shafer
Chief Financial Officer
Cardiff Lexington Corp
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169

       Re: Cardiff Lexington Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 27, 2024
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 Filed July 24, 2024
           Response Letter Dated July 24, 2024
           File No. 000-49709
Dear Matthew Shafer:

       We have reviewed your July 24, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2024 letter.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Summary of Cash Flow, page 41

1. As previously requested in comment 1, please provide a comprehensive discussion of the reasons underlying changes in your accounts receivable-net balances for each period presented. In this regard, you state that prior to fiscal year 2022, you factored (sold) the vast majority of your accounts receivable to third party(s), which does not explain the significant increase in your accounts receivable-net balance from December 31, 2022 through December 31, 2023. To allow an investor to better understand the significant changes in your accounts receivable-net balance, disclose the amount of the accounts
 July 30, 2024
Page 2

       receivable that were sold to third party(s) during fiscal year 2022 compared to fiscal year
       2023 and the corresponding amount of cash received from the third party(s) for each period. Finally, disclose the average collection time for the accounts receivable-net.
Critical Accounting Policies
Accounts Receivable, page 46

2. We note the expanded disclosures you provided in response to the third bullet of comment
       1 regarding your assessment that you have a 99% collection rate based on net settlements recorded to your accounts receivable and revenue and have the following additional comments:

             Considering your history of factoring of receivables at a 54% reduction of yield, it is not clear how you concluded that you collected 99% of accounts receivable and revenues. In this regard, we note that the reductions from accounts receivable that were factored were recorded in finance charges as other expenses. We do not believe it is appropriate to present a collection rate that does not include the impact of your factoring agreements. Please advise or revise your disclosures as appropriate; and
             Please provide a more company-specific explanation that addresses the fact that you acquired the healthcare business on May 31, 2021, along with your history of factoring these receivables at a 54% reduction of yield through April 2023. In this regard, your disclosure states that the collection rates are estimated considering your
           48-month historical collections with primary emphasis to the most current 12-month period. However, based on the May 31, 2021 acquisition date, we note that as of
           December 31, 2023, you have provided healthcare services for only two years and seven months and the vast majority of that time you sold the rights to those receivables to third party(s).
             Disclose whether there have been any instances of no settlement or a settlement in which your accounts receivables were not covered;
             Finally, address the fact that it appears that you have recognized bad debt expense in excess of the credit loss recognized for fiscal year 2023 and the first quarter of fiscal year 2024.
1. Summary of Significant Accounting Policies
Accounts Receivable, page F-9

3. Please expand your disclosures to provide the information required by ASC 326-20-50-
       11.i., ASC 326-20-50-14 and 50-15, and ASC 326-50-17.b through 50-17.c.
4. We note the rollforward of allowance for credit losses provided in which you recognized a
       $270,000 provision during fiscal year 2023. We further note that you recognized $132,281 in bad debt expense on your statement of cash flows.
Please address
       this apparent inconsistency. To the extent that the amount reflected on your statement of cash flows is in addition to the $270,000 provision recognized, explain why you have not also recognized the $270,000 as a non-cash reconciling item and why you have not included the $132,281 bad debt expense in the allowance for credit losses with reference to the guidance in ASC 326-20-35-8.
 July 30, 2024
Page 3


5. We note your response to comment 2. It is unclear why the bad debt expense amount recognized on the cash flow statement for the quarter ended March 31, 2024 is not included in the rollforward of credit loss. Refer to ASC 326-20-35-8 for guidance.
       Further, address why no credit loss is required to be recognized in accordance with the guidance in ASC 326-20 for the accounts receivable recognized during this quarter.
6. We note your response to comment 3. It remains unclear why you recognize your entire accounts receivable-net balance as a current asset when you state that average collection time is 18 to 24 months, which exceeds the average 12 months for classification as a current asset.
Revenue Recognition, page F-11

7. As previously requested, please disclose the significant payment terms in accordance with
       ASC 606-10-50-12.b.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services